Exhibit 99.2

CHINA ONLINE EDUCATION GROUP

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: COE)

NOTICE OF ANNUAL GENERAL MEETING

To Be Held on December 9, 2019

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of China Online Education Group (the “Company”) will be held at 6th Floor Deshi Building North, Shangdi East Road, Haidian District, Beijing, the People’s Republic of China on December 9, 2019 at 10:30 am (Beijing time).  No proposal will be submitted to shareholders for approval and no resolutions will be considered, voted upon, passed or adopted at the AGM.  Instead, the AGM will serve as an open forum for shareholders of records and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on November 8, 2019 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend, the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A or Class B ordinary shares, par value US$0.0001 per share, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.  Holders of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://51talk.investorroom.com/, or by writing to Investor Relations Department, China Online Education Group, 6th Floor Deshi Building North, No. 9 Shangdi East Road, Haidian District, Beijing 100085, The People’s Republic of China, or by sending an email to ir@51talk.com.

By Order of the Board of Directors,
CHINA ONLINE EDUCATION GROUP

/s/ Jack Jiajia Huang

Jack Jiajia Huang
Chairman of the Board of Directors

Beijing, China

October 23, 2019